Exhibit A

Identification of Reporting Persons which acquired the shares which are the subject of this report on Schedule 13G/A.

(1) Circle T Partners, L.P., is a private investment partnership formed under the laws of State of Delaware. Tobias GP, LLC is the General Partner of Circle T Partners L.P. Mr. Seth Tobias is the Managing Member of Tobias Capital L.P.

(2) Circle T International, Ltd., is an international business company formed under the laws of the British Virgin Islands. Tobias Capital L.P.. is the Investment Manager of Circle T International, Ltd. Seth Tobias is the President of Tobias Capital, Inc., the general partner of Tobias Capital.

(3) JAG Multi-Investments LLC, a limited ability company formed under the laws of the State of Delaware, is a managed account. Tobias Bros. Inc. serves as the investment manager of this account and Mr. Seth Tobias is the President of Tobias Bros. Inc.

(4) Goren Cousins I LLC, a limited ability company formed under the laws of the State of New York, is a managed account. Tobias Bros. Inc. serves as the investment manager of this account and Mr. Seth Tobias is the President of Tobias Bros. Inc.

(5) Circle T2 LP ., is a private investment partnership formed under the laws of State of Delaware. Circle T2 Management, LLC is the General Partner of Circle T2 L.P. Mr. Seth Tobias is the Managing Member of Circle T2 Management, LLC.